RISKIFIED LTD.
SEVERANCE PLAN

1.Establishment and Purpose
1.1The Riskified Ltd. Severance Plan (the “Plan”) was established by the Board of Directors (the “Board”) of Riskified Ltd. (together with its subsidiaries and affiliates that may employ Participants from time to time, the “Company”), effective as of February 27, 2025 (the “Effective Date”). The purpose of this Plan is to promote the interests of the Company and its equityholders by retaining certain executive-level employees through the provision of severance protections to such employees in the event their employment is terminated under the circumstances described in this Plan. The Plan is intended to be, and shall be interpreted and construed as, an unfunded employee welfare benefit plan under Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Section 2520.104-24 of the regulations promulgated by the U.S. Department of Labor, maintained primarily for the benefit of a select group of management or highly compensated employees (a “top-hat” plan).
2.Definitions and Construction
2.1 Definitions. Whenever used in this Plan, capitalized terms shall have the same meaning as set forth herein or in Appendix A.
2.2    Construction. Captions and titles contained in this Plan are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.
3.Participation
The Participants are the executive-level employees of the Company Group who are designated by the Administrator to participate in this Plan from time to time. The Administrator may designate such employees as Tier I Participants or Tier II Participants. A list of Participants and their designations shall be maintained (and may be amended from time-to-time) by the Administrator. As a condition to participation in this Plan, each Participant agrees to be bound by, the terms and conditions of this Plan.
4.Qualifying Termination
4.1Qualifying Standard Termination. In the event of a Participant’s Qualifying Standard Termination, the Participant shall be entitled to receive the compensation and benefits described in this Section 4.1.
(a)The Participant shall be entitled to receive the sum of (i) any base salary earned but unpaid through the date of the Participant’s date of Termination of Employment, (ii) any unreimbursed expenses in accordance with the Company’s expense reimbursement policy, (iii) payments for any accrued but unused vacation leave and/or paid time off through the date of Participant’s Termination of Employment, payable pursuant to law or the terms of the Company’s vacation leave and paid time off policies, as applicable, (iv) any earned but unpaid bonus for any prior completed fiscal years of the Company and (v) any accrued and vested rights or benefits under any Company-sponsored employee benefit plans payable in accordance with the terms and conditions of such plans (the sum of the amounts described in the foregoing subclauses, the “Accrued Obligations”), which shall be paid as soon as reasonably practicable (and no later than 30 days) after the date of Termination of Employment. For purposes of this Section 4.1, a Participant shall have the right to receive an annual cash bonus with respect to the year prior to the year in which the Participant’s Termination of Employment occurs if such bonus has been “earned”, as determined by the Board in its sole discretion (and, if required by the Companies Law, by the Compensation Committee of the Board and the Company’s shareholders), and is as yet unpaid.
(b)Provided that the Participant executes the Release prior to the applicable Release Deadline and such Release then becomes effective and irrevocable in accordance with its terms, subject to Section 16, and subject to the Participant’s compliance with the restrictive covenants set forth in Section 9 herein, the Participant shall be entitled to receive the following severance payments and benefits (the “Severance Benefits”):
(1)The Company shall pay the Participant an amount equal to the product of Participant’s (I) Severance Multiplier and (II) Base Salary Rate, which amount shall be payable in accordance with the Company’s normal payroll practices over the Severance Period. For the avoidance of doubt, the amount payable under this Section 4.1(b)(1) includes payment in lieu of any contractual advance notice period and shall not be in addition to such payment. If the Participant is entitled to a contractual advance notice period under an employment contract or otherwise, or any other similar benefits payable by the Company or required under statutory obligations in connection with Participant’s Termination of Employment, the payment under this Section 4.1(b)(1) shall be reduced, dollar for dollar (or equivalent local currency), by the amount equivalent to such payment in lieu of such notice period or such other similar benefits payable to Participant to ensure no duplication of benefits, unless otherwise determined by the Administrator.
(2)Subject to the requirements of the Code, if Participant properly elects healthcare continuation coverage under the Company’s group health insurance plans pursuant to COBRA, to the extent applicable, then the Company shall directly pay or, at its election, reimburse Participant for continued health coverage premiums for Participant and the Participant’s covered dependents (in an amount determined based on the same benefit levels as would have applied if the Participant’s employment had not been terminated based on the Participant’s elections in effect as of Participant’s Termination of Employment) for the period commencing on such Termination of Employment and ending on the earliest of (i) the expiration of the Severance Period, (ii) the date such Participant is no longer eligible for COBRA continuation coverage, and (iii) that date on which the Participant becomes eligible to receive group health plan coverage from another employer (such period, the “Benefits Continuation Period”). Notwithstanding the foregoing, (i) if any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration of the period of continuation coverage to be, exempt from the application of Code Section 409A under Treasury Regulation Section 1.409A-1(a)(5), or (ii) the Company is otherwise unable to continue to cover the Participant under its group health plans without penalty under applicable law (including without limitation, Section 2716 of the Public Health Service Act), then, in either case, an amount equal to each remaining Company reimbursement shall thereafter be paid to Participant in substantially equal monthly installments over the Benefits Continuation Period (or the remaining portion thereof).

(3) Any unvested equity incentive awards held by a Tier I Participant which are outstanding as of the date of Tier I Participant’s Termination of Employment that are subject solely to a time-based vesting condition will become vested on a pro-rata basis immediately as of such date. The prorated portion will be determined separately for each unvested tranche of the award, based on the percentage of the applicable vesting period that has elapsed as of the date of Termination of Employment. For each tranche, the number of shares that will accelerate will be calculated by multiplying the total number of shares in the tranche by the fraction of the vesting period completed at the time of termination, rounded down to the nearest whole share. Any remaining unvested shares that do not qualify for acceleration will be forfeited.
4.2Qualifying CIC Termination. In the event of a Participant’s Qualifying CIC Termination, the Participant shall be entitled to receive the compensation and benefits described in this Section 4.2.
(a)The Participant shall be entitled to receive the Accrued Obligations, which shall be paid as soon as reasonably practicable (and no later than 30 days) after the date of Termination of Employment. For purposes of this Section 4.2, a Participant shall have the right to receive an annual cash bonus with respect to the year prior to the year in which the Participant’s Termination of Employment occurs if such bonus has been “earned”, as determined by the Board in its sole discretion (and, if required by the Companies Law, by the Compensation Committee of the Board and the Company’s shareholders), and is as yet unpaid.
(b)Provided that the Participant executes the Release prior to the applicable Release Deadline and such Release then becomes effective and irrevocable in accordance with its terms, subject to Section 16, and subject to the Participant’s compliance with the restrictive covenants set forth in Section 9 herein, the Participant shall be entitled to receive the following severance payments and benefits (the “CIC Severance Benefits”):
(1)The Company shall pay the Participant an amount equal to the product of Participant’s (I) CIC Severance Multiplier and (II) Base Salary Rate, which shall be paid in a lump sum as soon as reasonably practicable (and no later than 30 days) after the date of Termination of Employment. For the avoidance of doubt, the amount payable under this Section 4.2(b)(1) includes payment in lieu of any contractual advance notice period and shall not be in addition to such payment. If the Participant is entitled to a contractual advance notice period under an employment contract or otherwise, or any other similar benefits payable by the Company or required under statutory obligations in connection with Participant’s Termination of Employment, the payment under this Section 4.2(b)(1) shall be reduced, dollar for dollar (or equivalent local currency), by the amount equivalent to such payment in lieu of such notice period or such other similar benefits payable to Participant to ensure no duplication of benefits, unless otherwise determined by the Administrator.
(2)The Company shall pay the Participant an amount equal to the Participant’s target annual bonus for the year in which such Participant’s Termination of Employment occurs, which shall be paid in a lump sum as soon as reasonably practicable (and no later than 30 days) after the date of Termination of Employment.
(3)Subject to the requirements of the Code, if Participant properly elects healthcare continuation coverage under the Company’s group health insurance plans pursuant to COBRA, to the extent applicable, then the Company shall directly pay or, at its election, reimburse Participant for continued health coverage premiums for Participant and the Participant’s covered dependents (in an amount determined based on the same benefit levels as would have applied if the Participant’s employment had not been terminated based on the

Participant’s elections in effect as of Participant’s Termination of Employment) for the period commencing on such Termination of Employment and ending on the earliest of (i) the number of years (or partial years, if applicable) thereafter equal to the CIC Severance Multiplier, (ii) the date such Participant is no longer eligible for COBRA continuation coverage, and (iii) that date on which the Participant becomes eligible to receive group health plan coverage from another employer (such period, the “CIC Benefits Continuation Period”). Notwithstanding the foregoing, (i) if any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration of the period of continuation coverage to be, exempt from the application of Code Section 409A under Treasury Regulation Section 1.409A-1(a)(5), or (ii) the Company is otherwise unable to continue to cover the Participant under its group health plans without penalty under applicable law (including without limitation, Section 2716 of the Public Health Service Act), then, in either case, an amount equal to each remaining Company reimbursement shall thereafter be paid to Participant in substantially equal monthly installments over the CIC Benefits Continuation Period (or the remaining portion thereof).
(4)any unvested equity incentive awards held by Participant which are outstanding as of the date of Participant’s Termination of Employment that are subject solely to a time-based vesting condition will become vested immediately as of such date.
5.Termination of Employment Upon death or disability
In the event of a Participant’s Termination of Employment as a result of termination by the Company due to death or Disability, the Participant shall be entitled to receive the compensation and benefits described in this Section 5.
5.1Accrued Obligations. The Participant shall be entitled to receive the Accrued Obligations.
6.Termination of Employment For Cause or Without Good Reason
In the event of a Participant’s Termination of Employment by the Company for Cause or by Participant without Good Reason, the Participant shall be entitled to receive only the Accrued Obligations and shall not be entitled to any severance compensation or benefits hereunder or otherwise.
7.Federal Excise Tax Under Section 4999 of the Code
Unless a written employment agreement between a Participant and a member of the Company Group in effect at the time of the Participant’s Termination of Employment provides otherwise for the treatment of excess parachute payments under Section 280G of the Code and the Treasury Regulations thereunder (“Section 280G”):
7.1In the event that any payment or benefit received or to be received by the Participant pursuant to this Plan or otherwise (collectively, the “Payments”) would subject the Participant to any excise tax pursuant to Section 4999 of the Code (the “Excise Tax”) due to the characterization of such Payments as an excess parachute payment under Section 280G of the Code, then, notwithstanding the other provisions of this Plan, the amount of such Payments will not exceed the amount which produces the greatest after-tax benefit to the Participant (taking into account any Excise Tax imposed, any tax imposed by any comparable provision of state law, and any applicable federal, state and local income taxes). For purposes of this Section 7.1, if the Payments must be reduced, then such Payments shall be reduced in such manner (and in such order) as determined by the Company in good faith based on determinations of the 280G Advisor (as defined below) and such determination by the Company shall be final, binding and conclusive on the applicable Participant.
7.2Determination by 280G Advisor. Upon the occurrence of any event that would give rise to any Payments pursuant to this Plan (an “Event”), the Company shall request a determination to be made in connection with the Event by a nationally recognized independent public accounting firm or other third party advisor with experience in performing calculations regarding the applicability of Section 280G of the Code and the Excise Tax selected by the Company (the “280G Advisor”) of the amount and type of such Payments which would produce the greatest after-tax benefit to the Participant. For the purposes of such determination, the 280G Advisor may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Participant shall furnish to the 280G Advisor such information and documents as the 280G Advisor may reasonably request in order to make its required determination. The Company shall bear all fees and expenses the 280G Advisor may reasonably charge in connection with their services contemplated by this Section.
8.Entire Plan; Relation to Other Agreements. Except as otherwise set forth herein or otherwise agreed to in writing between the Company Group and a Participant, the Plan contains the entire understanding of the parties relating to the subject matter hereof and supersedes any prior agreement, arrangement and understanding between any Participant and the Company Group, with respect to the subject matter hereof. By participating in the Plan and accepting the Severance Benefits or CIC Severance Benefits hereunder, as applicable, the Participant acknowledges and agrees that any prior agreement, arrangement and understanding between any Participant, on the one hand, and the Company Group, on the other hand, with respect to the subject matter hereof is hereby superseded and ineffective with respect to the Participant (including with respect to any severance arrangement contained in an employment agreement, employment letter agreement and/or similar agreement or arrangement by and between the Participant and any member of the Company Group), except as otherwise agreed herein. If requested by the Company, Participants shall agree to sign an acknowledgment regarding their participation in the Plan and their agreement to comply with the terms set forth therein, including without limitation Section 9 of the Plan, in the form set forth in Appendix B hereto.
9.Confidential information, non-competition and Non-solicitation
9.1Confidential Information. Participant shall not, following the date of Participant’s Termination of Employment, directly or indirectly disclose, use, misappropriate, or make available to any person or entity any Company Information. Notwithstanding the foregoing, Company Information shall not include information that: (i) was lawfully in the public domain prior to Participant’s Termination of Employment (other than as a result of any breach of a confidentiality obligation owed to the Company Group by the Participant), (ii) becomes publicly available after the Participant’s Termination of Employment through no unauthorized act or omission by the Participant; (iii) is lawfully obtained by the Participant who has the right to disclose it without confidentiality obligations to the Company Group; or (iv) is independently developed by the Participant without reliance or use of Company Information. For the avoidance of doubt, nothing in this Section 9.1 shall (a) prohibit or restrict the Participant from reporting possible violations of law or regulation to any governmental agency or entity, or (b) limit the Participant’s rights to retain or disclose information protected under any applicable whistleblower or other legal protections.
9.2Non-Compete. For a period of twelve (12) months following the date of Termination of Employment, Participant agrees that Participant shall not, directly or indirectly, work for or provide services of any kind - as an employee, consultant, director, owner or in any other capacity - to any person or entity that is engaged in, or planning to engage in, a business that is competitive with the Company Group. This restriction applies only in geographic areas where the Company Group conducts business and where the Participant performed work for the Company Group or had material business interactions, and is limited to roles where the Participant’s duties would be the same or substantially similar to those performed for the Company Group, or would involve the use of Company Information in a manner that creates a competitive risk to the Company Group. Notwithstanding the foregoing, this provision shall not prohibit Participant from. (i) holding up to two percent (2%) ownership of any publicly traded company, as a passive investor; or (ii) holding an equity interest of up to two percent (2%) in a venture capital fund or investment vehicle that invests in early-stage companies, provided Participant does not participate in or influence the investment decision process of such fund or vehicle.
9.3Non-Solicit. For a period of twelve (12) months following the date of Termination of Employment, Participant agrees that Participant shall not, directly or indirectly, for themself or on behalf of any other person or entity, in any manner or capacity whatsoever, (i) solicit, recruit, encourage, or induce any employee or independent contractor of the Company Group to terminate or alter their employment or contractual relationship with the Company Group, provided that this restriction set forth in (i) shall not apply to general solicitations not specifically directed at such individuals (e.g., public job postings); or (ii) solicit, attempt to solicit, or otherwise seek to do business with any Customer or prospective Customer of the Company Group, with whom the Participant had material business contact during the last twelve (12) months of their employment, for purposes that are competitive with the business of the Company Group. In addition, Participant further agrees not to attempt or threaten any of the foregoing actions set forth in (i) or (ii).
9.4Non-Disparagement: During Participant’s employment with the Company Group at any time and in perpetuity thereafter, Participant shall not directly or indirectly, disparage, criticize or otherwise make derogatory statements (whether or not such statements legally constitute libel or slander) or, absent written consent of the Company, discuss or make any comment to the media (including social media) regarding the Company or any of its, successors, shareholders, partners, members, employees, directors or officers. The foregoing shall not be violated by truthful responses to legal process or inquiry by a governmental entity or to correct or refute any incorrect, disparaging or derogatory public statements about Participant. Further, nothing herein shall restrict Participant from (i) making truthful statements to any governmental agency to report possible violations of law; (ii) exercising any rights Participant may have under Section 7 of the U.S. National Labor Relations Act, such as the right to engage in concerted activity, including collective action or discussion concerning wages or working conditions; or (iii) discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination based on a protected characteristic or any other conduct that Participant has reason to believe is unlawful.
9.5Each of the covenants set forth in this Section 9 is intended to be reasonable in scope, duration and application. If any provision of this Section 9 is found to be overbroad, unenforceable, or invalid under applicable law, it shall be modified, narrowed, or reformed to the minimum extent necessary to render it valid and enforceable to the fullest extent permitted by law, without affecting the enforceability of the remaining provisions.
10.administration
10.1This Plan is administered by the Administrator. The Administrator, from time to time, may also appoint such individuals to act as the Administrator’s representatives as the Administrator considers necessary or desirable for the effective administration of the Plan.

10.2The Administrator, from time to time, may adopt such rules and regulations as may be necessary or desirable for the proper and efficient administration of the Plan and as are consistent with the terms of the Plan.
10.3In administering the Plan, the Administrator (and its appointed representative) shall have the sole and absolute discretionary authority to construe and interpret the provisions of the Plan (and any related or underlying documents or policies), to interpret applicable law, and make factual determinations thereunder, including the authority to determine the eligibility of employees and the amount of benefits payable under the Plan. Any interpretation of this Plan and any decision on any matter within the discretion of the Administrator made by the Administrator in good faith is binding on all persons. Notwithstanding the discretion granted to the Administrator, if its decision is challenged in a legal proceeding, the Administrator interpretations and determinations will be reviewed under a preponderance of the evidence standard.
10.4The Administrator keeps records of this Plan and is responsible for the administration of this Plan.
10.5If, due to errors in drafting, any Plan provision does not accurately reflect its intended meaning, as demonstrated by consistent interpretations or other evidence of intent, or as determined by the Administrator in its sole and absolute discretion, the provision shall be considered ambiguous and shall be interpreted by the Administrator in a fashion consistent with its intent, as determined in the sole and absolute discretion of the Administrator.
10.6This Section may not be invoked by any employee, the Participant or other person to require this Plan to be interpreted in a manner inconsistent with its interpretation by the Administrator.
10.7The Company will pay all costs of administration, except as provided with respect to disputes below.
11.Claims for Benefits
11.1ERISA Plan. This Plan is intended to be (a) an employee welfare plan as defined in Section 3(1) of ERISA and (b) a “top-hat” plan maintained for the benefit of a select group of management or highly compensated employees of the Company Group. This document is intended to constitute both the Plan document and the Plan’s Summary Plan Description.
11.2Application for Benefits. All applications for payments and/or benefits under the Plan (“Benefits”) shall be submitted to the Administrator with a copy to the Company’s General Counsel, at the addresses indicated in the “Contacts for Claims and Appeals” section of this Plan. Applications for Benefits must be in writing on forms acceptable to the Administrator and must be signed by the Participant, beneficiary or other person (the “Claimant”). A Claimant may authorize a representative to act on his or her behalf with respect to any claim under the Plan. Claims for Benefits under the Plan shall be administered in accordance with Section 503 of ERISA and the Department of Labor regulations and guidance thereunder. The Administrator reserves the right to require the Claimant to furnish such other proof of the Claimant’s expenses, including without limitation, receipts, canceled checks, bills, and invoices as may be required by the Administrator.
11.3Appeal of Denial of Claim.
(a)If a Claimant’s claim for Benefits is denied, the Administrator shall provide notice to the Claimant in writing of the denial within ninety (90) days after its submission. The notice shall be written in a manner calculated to be understood by the Claimant and shall include:
(1)The specific reason or reasons for the denial;
(2)Specific references to the Plan provisions on which the denial is based;
(3)A description of any additional material or information necessary for the Claimant to perfect the claim and an explanation of why such material or information is necessary; and
(4)An explanation of the Plan’s claims review procedures and a statement of claimant’s right to bring a civil action under ERISA Section 502(a), subject to the Plan’s arbitration provisions, following a final adverse benefit determination.
(b)If special circumstances require an extension of time for processing the initial claim, a written notice of the extension, the reason therefor, and the date by which the Administrator expects to render a decision shall be furnished to the Claimant before the end of the initial ninety (90) day period. In no event shall such extension exceed ninety (90) days.
(c)If a claim for Benefits is denied, the Claimant, at the Claimant’s sole expense, may submit a written appeal of the denial to the Administrator within sixty (60) days of the receipt of written notice of the denial, at the address indicated in the “Contacts for Claims and Appeals” section of the Plan. In pursuing such appeal the Claimant:
(1)will be provided, upon request and without charge, reasonable access to and copies of all documents, records and other information relevant to the Claimant’s claim for benefits;
(2)may submit written comments, documents, records and other information relating to the claim; and
(3)    will receive a review that takes into account all comments, documents, records and other information submitted by the Claimant relating to the appeal, without regard to whether such information was submitted or considered in the initial benefit determination.
(d)The Administrator will conduct a full and fair review of the claim and the initial claim denial. The decision on review shall be made within sixty (60) days of receipt of the request for review, unless special circumstances require an extension of time for processing, in which case a decision shall be rendered as soon as possible, but not later than one hundred twenty (120) days after receipt of the request for review. If such an extension of time is required, written notice of the extension shall be furnished to the Claimant before the end of the original sixty (60) day period and shall indicate the special circumstances requiring such extension of time and the date by which the Administrator expects to render the decision on review. The decision on review shall be made in writing, shall be written in a manner calculated to be understood by the Claimant, and, if the decision on review is a denial of the appealed claim for Benefits, shall include:
(1)The specific reason or reasons for the denial;
(2)Specific references to the Plan provisions on which the denial is based;

(3)A statement that the Claimant is entitled to receive, upon request and without charge, reasonable access to, and copies of, all documents, records and other information relevant to the claim for Benefits; and
(4)A statement of claimant’s right to bring a civil action under ERISA Section 502(a), subject to the Plan’s arbitration provisions.
11.4Disputes Subject to Arbitration. Except as provided in Section 9 and Section 11.6, any claim, dispute or controversy arising out of this Plan, the interpretation, validity or enforceability of this Plan or the alleged breach thereof shall be submitted by the parties to binding arbitration by the American Arbitration Association (“AAA”) or as otherwise required by ERISA; provided, however, that (a) the arbitrator shall have no authority to make any ruling or judgment that would confer any rights with respect to trade secrets, confidential and proprietary information or other intellectual property; and (b) this arbitration provision shall not preclude the parties from seeking legal and equitable relief from any court having jurisdiction with respect to any disputes or claims relating to or arising out of the misuse or misappropriation of intellectual property. Such arbitration shall be conducted in accordance with the then-existing AAA Employment Arbitration Rules and Mediation Procedures. The rules can be found at https://www.adr.org/employment, or a copy will be provided upon request. Judgment may be entered on the award of the arbitrator in any court having jurisdiction.
(a)Site of Arbitration. The site of the arbitration proceeding shall be in New York City, New York or any other site mutually agreed to by the Company and the Participant.
(b)Costs and Expenses Borne by Company. All costs and expenses of arbitration shall be paid by the Company. Notwithstanding the foregoing, if the Participant initiates the arbitration, and the arbitrator finds that the Participant’s claims were totally without merit or frivolous, then the Participant shall be responsible for the Participant’s own attorneys’ fees and costs.
11.5If any judicial proceeding is undertaken to appeal or arbitrate the denial of a claim or bring any other action under ERISA other than a breach of fiduciary duty claim, the evidence presented may be strictly limited to the evidence timely presented to the Administrator. In addition, any such judicial proceeding must be filed no later than two (2) years from the date of the final adverse benefit determination of an applicant’s appeal of the denial of his or her claim for benefits. Notwithstanding the foregoing, if the applicable, analogous state statute of limitations has run or will run before the aforementioned two (2)-year period, the state’s statute of limitations shall be controlling.
11.6Notwithstanding the foregoing, any claim, dispute or controversy arising out of this Plan, the interpretation, validity or enforceability of this Plan or the alleged breach thereof with respect to any Israeli Participant shall not be subject to binding arbitration pursuant to Section 11.4 but, unless otherwise required by ERISA, shall instead be subject to the exclusive jurisdiction of the courts of the State of Israel.
12.No Contract of Employment
Neither the establishment of the Plan, nor any amendment thereto, nor the payment of any benefits shall be construed as giving any person the right to be retained by the Company, a Successor or any other member of the Company Group. Except as otherwise established in an employment agreement between the Company Group and a Participant, the employment relationship between the Participant and the Company is an “at-will” relationship. Accordingly, either the Participant or the Company may terminate the relationship at any time, with or without Cause, and with or without notice except as otherwise provided by Section 14. Any changes to the Participant’s job duties, reporting obligations, compensation, benefits or other terms of employment shall not modify the Participant’s restrictive covenants set forth in Section 9, which shall continue in full force and effect pursuant to their terms. In addition, nothing in this Plan shall in any manner obligate any Successor or other member of the Company Group to offer employment to any Participant or to continue the employment of any Participant whom it does hire for any specific duration of time.
13.Successors and Assigns
13.1Successors of the Company. The Company shall require any Successor, expressly, absolutely and unconditionally to assume and agree to perform this Plan in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. Failure of the Company to obtain such agreement shall be a material breach of this Plan and shall entitle the Participant to resign for Good Reason and to receive the benefits provided under this Plan in the event of a Qualifying Termination.
13.2Acknowledgment by Company. If, after a Change in Control, the Company fails to reasonably confirm that it has performed the obligation described in Section 13.1 within thirty (30) days after written notice from the Participant, such failure shall be a material breach of this Plan and shall entitle the Participant to resign for Good Reason and to receive the benefits provided under this Plan in the event of a Qualifying CIC Termination.
13.3Heirs and Representatives of Participant. This Plan shall inure to the benefit of and be enforceable by the Participant’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devises, legatees or other beneficiaries. If the Participant should die while any amount would still be payable to the Participant hereunder (other than amounts which, by their terms, terminate upon the death of the Participant) if the Participant had continued to live, then all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Plan to the executors, personal representatives or administrators of the Participant’s estate.
14.Notices
14.1General. For purposes of this Plan, notices and all other communications shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States certified mail, return receipt requested, or by overnight courier, postage prepaid, or when sent by electronic mail (email) to the recipient’s designated email address, as follows:
(a)if to the Company:
                Attn: General Counsel
                Riskified Ltd.
                220 5th Avenue, 2nd Floor
                New York, NY 10001 USA
Email: legal@riskified.com
(b)if to the Participant, at the home address or electronic mail (email) address which the Company has its personnel records.

Either party may provide the other with notices of change of address, which shall be effective upon receipt.
14.2Notice of Termination. Any termination by the Company of the Participant’s employment or any resignation by the Participant shall be communicated by a notice of termination or resignation to the other party hereto given in accordance with Section 14.1. Such notice shall indicate the specific termination provision in this Plan relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the termination date.
15.Termination and Amendment of Plan
The Plan may be terminated or amended by the Board in its sole discretion; provided, however, that, notwithstanding the foregoing, no termination or amendment of the Plan will affect any rights or obligations to provide payments or benefits due or payable hereunder prior to such termination or amendment; and provided, further, that notwithstanding the foregoing, during a Change in Control Period, the Plan may not be terminated or amended until the date all payments and benefits eligible to be received hereunder shall have been paid.
16.Section 409A
16.1General. The payments and benefits under the Plan are intended to comply with or be exempt from Section 409A and, accordingly, to the maximum extent permitted, the Plan shall be interpreted to be in compliance with or exempt from Section 409A. If the Company determines that any particular provision of the Plan would cause a Participant to incur any tax or interest under Section 409A, the Company may, but is not obligated to, take commercially reasonable efforts to reform such provision to the minimum extent reasonably appropriate to comply with or be exempt from Section 409A, provided that any such modifications shall not increase the cost or liability to the Company. To the extent that any provision of the Plan is modified in order to comply with or be exempt from Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to the Participants and the Company of the applicable provision without resulting in the imposition of a tax under Section 409A. Notwithstanding the foregoing, this Section 16.1 does not create an obligation on the part of the Company to make any such modification or take any other action, and the Company does not guaranty or accept any liability for any tax consequences to the Participants under the Plan.
16.2Specified Employee. Notwithstanding anything to the contrary in the Plan, if the Company determines at the time of a Participant’s Separation from Service that the Participant is a “specified employee” for purposes of Section 409A, then, to the extent delayed commencement of any portion of the benefits to which a Participant is entitled under the Plan is required to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of the Participant’s benefits shall not be provided to the Participant before the earlier of (i) the expiration of the six (6)-month period measured from the date of the Participant’s Separation from Service with the Company or (ii) the date of the Participant’s death. On the first business day following the expiration of the applicable delay, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to the Participant (or the Participant’s estate or beneficiaries), and any remaining payments due to the Participant under the Plan shall be paid as otherwise provided herein.
16.3Separation from Service. Notwithstanding anything to the contrary in the Plan, any compensation or benefit payable under the Plan that constitutes “nonqualified deferred compensation” under Section 409A and is designated under the Plan as payable upon a Participant’s Termination of Employment shall be payable only upon the Participant’s Separation from Service with the Company.
16.4Expense Reimbursements. To the extent that any reimbursements payable under the Plan are subject to Section 409A, any such reimbursements shall be paid to the Participant no later than December 31 of the year following the year in which the expense was incurred. The amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, and a Participant’s right to reimbursement under the Plan will not be subject to liquidation or exchange for another benefit.
16.5Installments. For purposes of applying the provisions of Section 409A to the Plan, each separately identified amount to which a Participant is entitled under the Plan shall be treated as a separate payment. In addition, to the extent permissible under Section 409A, the right to receive any installment payments under the Plan shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Treasury Regulation Section 1.409A-2(b)(2)(iii). Whenever a payment under the Plan specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.
16.6Release. Notwithstanding anything to the contrary in the Plan, to the extent that any payments due under the Plan as a result of a Participant’s Termination of Employment are subject to the Participant’s execution of the Release, (a) no such payments shall be made unless and until such Release has been so executed and has become effective and irrevocable, and (b) any payments delayed pursuant to Section 16.6(a) shall be paid in lump sum on the first payroll date following the Release becoming effective and irrevocable; provided that, in any case where the Participant’s Termination of Employment and the Release Deadline fall in two (2) separate taxable years, any payments required to be made to the Participant that are conditioned on the Release and are treated as nonqualified deferred compensation for purposes of Section 409A shall be made in the later taxable year.
17.Miscellaneous Provisions
17.1Unfunded Obligation. Any amounts payable to Participants pursuant to the Plan are unfunded obligations. The Company shall not be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Board or the Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant’s creditors in any assets of the Company.
17.2No Duty to Mitigate; Obligations of Company. A Participant shall not be required to mitigate the amount of any payment or benefit contemplated by this Plan by seeking employment with a new employer or otherwise, nor shall any such payment or benefit (except for benefits to the extent described in Section 7.2 be reduced by any compensation or benefits that the Participant may receive from employment by another employer. Except as otherwise provided by this Plan, the obligations of the Company to make payments to the Participant and to make the arrangements provided for herein are absolute and unconditional and may not be reduced by any circumstances, including without limitation any set-off, counterclaim, recoupment, defense or other right which the Company may have against the Participant or any third party at any time.

17.3No Representations. The Participant acknowledges that in becoming a Participant in the Plan, the Participant is not relying and has not relied on any promise, representation or statement made by or on behalf of the Company which is not set forth in this Plan.
17.4Waiver. No waiver by the Participant or the Company of any breach of, or of any lack of compliance with, any condition or provision of this Plan by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.
17.5Choice of Law. Except as provided in Section 9 above, the Plan is a welfare plan subject to ERISA and it shall be interpreted, administered, and enforced in accordance with that law. To the extent that state law is applicable the internal laws of the state of Delaware without regard to any conflict of laws provisions shall be controlling in all matters relating to this Plan unless mandatory provisions of the laws of State of Israel apply.
17.6Validity. The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision of this Plan, which shall remain in full force and effect.
17.7Benefits Not Assignable. Except as otherwise provided herein or by law, no right or interest of any Participant under the Plan shall be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise, including, without limitation, by execution, levy, garnishment, attachment, pledge or in any other manner, and no attempted transfer or assignment thereof shall be effective. No right or interest of any Participant under the Plan shall be liable for, or subject to, any obligation or liability of such Participant.
17.8Taxes. The Participant shall bear sole and full responsibility for all taxes apply to any payments or deemed payments made or deemed made pursuant to this Plan. All payments or deemed payments made or deemed made pursuant to this Plan will be subject to withholding of applicable income and employment taxes pursuant to any applicable law or regulation. However, whether cash severance amounts are eligible compensation under the Company’s benefit plans will be determined by the terms of such plans.
17.9Information to be Furnished by Participants. Each Participant must furnish to the Company such documents, evidence, data or other information as the Company considers necessary or desirable for the purpose of administering this Plan. Benefits under this Plan for each Participant are provided on the condition that the Participant furnishes full, true and complete data, evidence or other information, and that the Participant will promptly sign any document related to the Plan, reasonably requested by the Company.
17.10Consultation with Legal, Financial and Tax Advisors. The Participant acknowledges that this Plan confers significant legal rights, may also involve the waiver of rights under other agreements, and may affect the tax route under which the equity incentive awards were and/or will be issued to the Participant; that the Company has encouraged the Participant to consult with the Participant’s personal legal, financial and tax advisors; and that the Participant has had adequate time to consult with the Participant’s advisors.

CONTACTS FOR CLAIMS AND APPEALS

    ADMINISTRATOR:    Board of Directors
                    Riskified Ltd.
220 5th Avenue, 2nd Floor,
New York, NY 10001 USA
Email: legal@riskified.com

    LEGAL PROCESS:        Legal process with respect to the Plan may be served upon                             the Administrator (in its capacity as Plan administrator).

    GENERAL COUNSEL:    General Counsel
                    Riskified Ltd.
                    220 5th Avenue, 2nd Floor
                    New York, NY 10001, USA
                    Email: legal@riskified.com

APPENDIX A

Definitions

    Whenever used in this Plan, the following terms shall have the meanings set forth below:

(a)“Administrator” means the Board or its designee, provided that with respect to any “office holder” (as such term is defined in the Companies Law) any determination shall be made in accordance with the Companies Law, including, if and to the extent applicable, by the Compensation Committee of the Board, the Board and the shareholders of the Company.
(b)“Base Salary Rate” means the Participant’s annual base salary rate in effect immediately prior to the Participant’s Termination of Employment.
(c)“Cause” with respect to a Participant, means one or more of the following: (A) Participant’s gross negligence, willful misconduct or dishonesty in performing Participant’s duties to the Company; (B) Participant’s conviction of a felony (other than a felony involving a traffic violation); (C) Participant’s commission of a felony involving a fraud or other business crime against the Company or any of its subsidiaries; or (D) Participant’s material breach of any of the covenants set forth in Section 9 hereof; provided that, if any such breach is curable, Participant shall have an opportunity to correct such breach within 30 days after written notice by the Company to Participant thereof. For purposes of this provision, no act or failure to act, on the part of Participant, shall be considered “willful” unless it is done, or omitted to be done, by Participant in bad faith or without reasonable belief that Participant’s action or omission was in the best interests of the Company and its subsidiaries.
(d)“Change in Control” means (a) any transaction or series of transactions pursuant to which any person or group of related persons in the aggregate acquire(s) (i) a majority of the voting equity securities of the Company or any parent thereof (whether by merger, consolidation, reorganization, combination, sale or transfer of the Company’s equity securities, securityholder or voting agreement, proxy, power of attorney or otherwise) or (ii) all or substantially all of the assets of the Company and its subsidiaries determined on a consolidated basis; or (b) during any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in the immediately preceding subsection (a)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any payment or benefit under the Plan that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described above shall only constitute a Change in Control for purposes of the payment timing of such payment or benefit if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5). The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
(e)“Change in Control Period” means (i) as to a Tier I Participant, the time period beginning on the date that is three (3) months prior to the effective date of a Change in Control and ending on the date that is twenty-four (24) months following the effective date of such Change in Control; or (ii) as to a Tier II Participant, the time period beginning on the date that is three (3) months prior to the effective date of a Change in Control and ending on the date that is eighteen (18) months following such Change in Control.
(f)“CIC Severance Multiplier” means, (i) with respect to any Tier I Participant, two (2.0), and (ii) with respect to any Tier II Participant, one (1.0).
(g)“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.
(h)“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto and any applicable regulations (including proposed or temporary regulations) and other Internal Revenue Service guidance promulgated thereunder.
(i)“Companies Law” means the Israeli Companies Law 5759-1999 and any regulation promulgated thereunder.
(j)“Company” means Riskified Ltd., or a Successor that agrees to assume all of the terms and provisions of this Plan or which otherwise becomes bound by operation of law to this Plan.
(k)“Company Group” means the group consisting of the Company and each present or future parent and subsidiary corporation, other business entity or affiliate thereof.
(l)“Company Information” means any confidential, proprietary, or trade secret information of the Company Group, including, but not limited to, business strategies and plans, financial data, customer and vendor lists and relationships, pricing strategies, marketing techniques, product and service development plans, personnel information, compensation structures, internal policies, technical data, research, software programs and code, inventions, and any other non-public information that derives value from being confidential.
(m)“Customer” means any person or entity who has engaged the Company Group for services within the three (3) years prior to the date of Participant’s Termination of Employment or has been in active discussions with the Company Group for such services prior to the date of Participant’s Termination of Employment.
(n)“Disability” shall have the meaning set forth in the 2021 Plan. In connection with making such determination, the Company, at its option and expense, shall be entitled to select and retain a physician to confirm the existence of such incapacity or disability, and the determination made by such physician shall be binding on the parties for the purposes of this Plan.
(o)“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(p)“Good Reason” means the occurrence of any of the following conditions without the Participant’s consent unless the Company fully corrects the circumstances constituting Good Reason on or prior to the applicable cure period noted below:
(a)the assignment to Participant of duties or responsibilities that are inconsistent in any material respect with Participant’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or a material diminution in Participant’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities or a material diminution in the budget over which Participant retains authority;
(b)a material diminution in the authorities, duties or responsibilities of the person to whom Participant is required to report, including a requirement that Participant report to an officer other than the Chief Executive Officer, Chief Technology Officer, Chief Financial Officer or President of Worldwide Field Operations of the Company (or, if the Company is not the ultimate parent entity of the Company and is not publicly traded, the Chief Executive Officer, Chief Technology Officer, Chief Financial Officer or President of Worldwide Field Operations of the ultimate parent of the Company);
(c)a material reduction in the Participant’s Base Salary Rate or target annual bonus, excluding across-the-board reductions that apply to similarly-situated executives;
(d)a relocation of the Participant’s principal work location from its current location that results in an increase of more than 30 miles in the commuting distance between the work location and the Participant’s home as of the date hereof; or
(e)any other action or inaction that constitutes a material breach by the Company of the Plan, including any failure by the Company to comply with and satisfy Section 13.2.
In order to invoke a termination for Good Reason, Participant shall provide written notice to the Company of the existence of one or more of the conditions described in clauses (i) through (v) within 90 days following Participant’s knowledge of the initial existence of such condition or conditions, specifying in reasonable detail the conditions constituting Good Reason, and the Company shall have 30 days following receipt of such written notice (the “Cure Period”) during which it may remedy the condition. In the event that the Company fails to remedy the condition constituting Good Reason during the applicable Cure Period, Participant’s “separation from service” (within the meaning of Section 409A of the Code) must occur, if at all, within two years following the initial existence of such condition or conditions in order for such termination as a result of such condition to constitute a termination for Good Reason.

(f)“Israeli Participant” means any Participant who is ordinarily resident in Israel at any time during the fiscal year in which the Participant’s Termination of Employment occurs.
(g)“Participant” means each individual who is an employee of the Company who is part of a select group of management or highly compensated employees and who has been selected and designated in writing by the Administrator to participate in the Plan, and as may be updated or amended by the Administrator from time-to-time.
(h)“Qualifying CIC Termination” means, following the Effective Date and during the Change in Control Period, the Termination of Employment of a Participant by the Company without Cause or by the Participant for Good Reason. For the avoidance of doubt, a Qualifying CIC Termination shall not also be deemed a Qualifying Standard Termination.
(i)“Qualifying Standard Termination” means, following the Effective Date, the Termination of Employment of a Participant by the Company without Cause (other than a Qualifying CIC Termination).
(j)“Qualifying Termination” means a Qualifying Standard Termination or Qualifying CIC Termination, as applicable.
(k)“Release” means a general release of all known and unknown claims against the Company Group and its affiliates and their equityholders, directors, officers, employees, agents, successors and assigns in the Company’s then-applicable form, which for the avoidance of doubt will require continued compliance with any restrictive covenants to which the applicable Participant was subject as of his or her Termination of Employment, and which will include a one-year non-competition covenant.
(l)“Release Deadline” means the date which is twenty-one (21) days following the Participant’s Termination of Employment (or forty-five (45) days if necessary to comply with applicable law).
(m)“Section 409A” means Section 409A of the Code and the Treasury Regulations promulgated thereunder.
(n)“Separation from Service” means a “separation from service” as defined in Section 409A.
(o)“Severance Multiplier” means, (i) with respect to any Tier I Participant, one and one-half (1.5) and (ii) with respect to any Tier II Participant, three-quarters (0.75).
(p)“Severance Period” shall, with respect to any Participant, commence upon such Participant’s Termination of Employment and end after a period of years (or partial years, if applicable) equal to the Participant’s Severance Multiplier.
(q)“Specified Employee” means a specified employee of the Company as defined in Section 409A.
(r)“Successor” means any successor in interest to substantially all of the business and/or assets of the Company.
(s)“Termination of Employment” means the termination of the applicable Participant’s employment with, or performance of services for, the Company Group. For the avoidance of doubt, the transfer of employment from one Company Group entity to another without cessation of employment shall not constitute a Termination of Employment.
(t)“Tier I Participant” means a Participant who has been designated by the Administrator as a Tier I Participant.

(u)“Tier II Participant” means a Participant who has been designated by the Administrator as a Tier II Participant.
(v)

APPENDIX B

Participant Acknowledgment

RISKIFIED LTD.

SEVERANCE PLAN

You hereby acknowledge that you have been designated as a Participant in the Riskified Ltd. (“Company”) Severance Plan (the “Plan”). Your Participant tier for purposes of the Plan is:

Participant Tier: [__]

Your participation in the Plan is subject to the terms and conditions of the Plan. As described in more detail in the Plan, the Plan entitles you to certain severance benefits in the event that your employment with the Company or present or future parent and subsidiary corporation, other business entity or affiliate thereof (collectively, the “Company Group”) terminates under certain circumstances. A copy of the Plan is attached hereto and is incorporated herein and deemed to be part of this Acknowledgment Letter for all purposes. Unless otherwise defined herein, capitalized terms used in this Participation Letter shall have the meanings set forth in the Plan.

Please understand that your participation in the Plan is subject to your agreement to comply with all restrictive covenants, including without limitation those set forth in Section 9 of the Plan and any similar covenants, pursuant to all agreements and arrangements between you and the Company Group (collectively, the “Restrictive Covenants”). In the event you do not comply with any such Restrictive Covenants, you will not be eligible for any severance benefits under the Plan. Severance benefits, if any, are also subject to the execution and non-revocation of a release of claims upon any qualifying Termination of Employment, as set forth in the Plan.

Thank you for your service to the Company Group.

RISKIFIED LTD.
By:___________________________________
Printed Name:__________________________
Title:__________________________________

AGREED TO AND ACCEPTED
___________________________________ ________________
     [Participant Name] Dated